Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

February 1, 2022

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Ecofin Sustainable Water Fund (S000075110)

Dear Ms. Marquigny,

The purpose of this letter is to respond to the comments you provided on January 25, 2022 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 517 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Ecofin Sustainable Water Fund (the “Fund”) as a series of the Trust. PEA No. 517 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on November 12, 2021 (Accession No. 0000894189-21-007975).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus - Summary Section - Principal Investment Strategies
1.Please define particularly the scope of Sustainable Water Universe and the scope of Sustainable Water Companies in terms of some kind of objective criteria or measurable standard.
The Trust responds by updating the relevant disclosure as follows:
“Such companies may include, but are not limited to, those that ~~are involved in~~ devote significant resources to upgrading water infrastructure to improve access, reliability, and resiliency, developing technology and process innovations to enhance supply and/or reduce demand by augmenting efficiency, improving water quality, and enabling water reuse and desalination, and offering environmental services to reinforce environmental and biodiversity health, conservation, and remediation (“Sustainable Water Universe,” and the companies therein being “Sustainable Water Companies”).”

2.Please clarify specifically how the Fund determines a REIT is appropriately within the Sustainable Water Universe.
The Trust responds supplementally that it does not invest principally in REITs, and has removed references to REITs from the Fund’s principal investment strategies disclosure.
3.With respect to the Fund’s disclosure that it will concentrate in industries represented by Sustainable Water Companies, please clarify that the Fund is not concentrated in any particular industry.
The Trust responds by updating the relevant disclosure as follows:

“The Fund will concentrate in ~~industries represented by the~~ the Sustainable Water Companies Industry, which is a group of industries consisting of companies deriving at least 50% of their revenues or profit from or devoting at least 50% of their assets to activities related to improving water infrastructure, water technology and process innovations, environment, such as environmental engineering and consulting, environmental protection and remediation, and advancement of biodiversity.”

The Trust additionally responds by updating the relevant risk disclosure as follows:

“Concentration Risk. Because the Fund’s assets will be concentrated in the Sustainable Water Companies Industry, the Fund is subject to loss due to adverse occurrences that may affect those industries. The Fund’s focus in the Sustainable Water Companies Industry presents more risk than if it were broadly diversified over numerous industries and sectors of the economy. An inherent risk associated with any investment focus is that the Fund may be adversely affected if a small number of its investments perform poorly.”

The Trust additionally responds by updating the relevant Fundamental and Non-Fundamental Investment Limitations disclosure as follows:

“6. Invest 25% or more of the Fund’s total assets in any particular industry or group of industries, except that the Fund will concentrate its assets in ~~industries represented by~~ the Sustainable Water Companies Industry. The foregoing does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.”

4.If the Fund uses one or multiple third-party data scoring providers for ESG purposes, please identify them by name. Additionally, please briefly describe each third-party providers’ screening criteria and/or methodology in the principal strategies. Also consider adding any related principal risk associated with using third party data providers.
The Trust responds supplementally that the ESG data providers that the Fund uses may change over time. Furthermore, please note that the Registration Statement contains substantive disclosure regarding the components and methods used by the Sub-Adviser in selecting and weighting securities for the portfolio in the Prospectus. As a result, the Trust believes that the current disclosure adequately addresses the material information and respectfully declines to identify in the Registration Statement the names of the third-party data providers.

Additionally, the Fund does not invest according to an ESG index or strict screening method. Rather, the Sub-Adviser uses ESG data to establish an investable universe from which investments are selected.

The Trust additionally responds by updating the relevant principal risk disclosure as follows:

“ESG Risk. Applying ESG criteria to the investment process may exclude securities of certain issuers for non-investment reasons and therefore the Fund may forgo some market opportunities available to funds that do not use ESG criteria. Information used by the Sub-Adviser to evaluate the ESG rating of the Fund’s portfolio or any individual security may not be readily available, complete or accurate, and may vary across providers and issuers, as ESG is not a uniformly defined characteristic.”

Prospectus - Additional Fund Information - Principal Investment Strategies
5.Please expand the Item 9 discussion to specifically talk about the types of data and research analyzed and how that data or research relates to decisions about securities’ weightings in the portfolio.
The Trust responds by updating the relevant disclosure as follows:
“The Sub-Adviser incorporates ESG research into its investment process in an effort to provide better risk-adjusted returns to investors. The Sub-Adviser assigns each potential investment with a risk rating based on an evaluation of the proprietary risk models, which corresponds to a maximum or minimum possible position size in the portfolio. The Sub-Adviser’s investment team supplements the risk models with proprietary information (e.g., financial information, ESG considerations, information related to valuation) to determine final weights for securities in the portfolio. The proprietary risk models evaluate management quality, asset quality, stability of cash flows, and ESG factors. Each of these four inputs is equally weighted in the calculation of the risk rating. Environmental, Social and Governance categories are equally weighted in the ESG assessment. A poor ESG assessment can preclude an investment in a security or reduce the weighting of a security held in the portfolio. ”
6.With respect to the investment team’s decisions to engage with portfolio companies to drive improvement in their ESG & sustainability practices, please provide practical examples of when the investment team might seek to influence decisions.
The Trust responds by updating the relevant disclosure as follows:
“The investment team may also seek to actively engage with portfolio companies to drive continuous business improvement in their ESG & sustainability practices and metrics, including but not limited to direct dialogue with senior leadership, active proxy voting and coordination with other owners. The investment team routinely engages with management teams at industry conferences, analyst days, and other meetings as part of their due diligence and portfolio construction process. Decisions to engage with portfolio companies generally arises from opportunities to influence decisions when action (or inaction) would impact a company’s ESG rating. For example, the investment team may engage with a company due to lack of or inadequate disclosure around ESG analysis or reporting. Decisions relating to proxies, corporate actions and events are made on a case-by-case basis.”
7.Please confirm that the Item 9 water industry risk was moved to the principal risk section in Item 9.

The Trust confirms supplementally that the Fund’s water industry risk was moved to the principal risk section.
8.With respect to the Fund’s three-pronged research approach, please provide additional information. For example, do they address transition risks as well as opportunities? Does the Sub-Adviser weigh one analysis against another?
The Trust responds by updating the relevant disclosure as follows:
“The Sub-Adviser utilizes a three-pronged research approach, which provides ESG ratings determined through a combination of both in-house research undertaken by the portfolio managers, as well as ratings provided through a third-party data provider. The Sub-Adviser uses its three-pronged research approach on an ongoing basis across the entirety of the portfolio, and includes qualitative, quantitative, and relative value analyses:

•Qualitative analysis: The Sub-Adviser uses proprietary risk models, which assess a company’s asset quality, management, stability of cash flows and ESG factors.
•Quantitative analysis: The Sub-Adviser employs proprietary financial models to understand growth prospects and liquidity position.
•Relative value analysis: Valuation models and equity markets indicators guide portfolio weightings; screening tables allow the investment team to compare companies and stocks according to different criteria (for example, regulatory risk profile, valuation metrics, ESG scores, historical valuation ranges, etc.).”
The proprietary risk models evaluate management quality, asset quality, stability of cash flows, and ESG factors. Environmental, Social and Governance categories are equally weighted in the ESG assessment. Each of these four inputs is equally weighted in the calculation of the risk rating. A poor ESG assessment can preclude an investment in a security or reduce the weighting of a security held in the portfolio.”

9.Please clarify that the performance for the Composite begins when the Sub-Adviser started managing substantially similar accounts, not when the portfolio managers began managing substantially similar accounts.

The Trust responds supplementally that, as disclosed in the Prospectus, the Adviser and the Sub-Adviser are affiliated entities and are under common control. The Adviser and the Sub-Adviser share various resources and personnel including, among others, the Fund’s portfolio managers. From July 1, 2015, the Accounts were managed by the portfolio managers as employees of the Adviser. The Sub-Adviser was formed in June 2020, and the portfolio managers became dual employees of the Adviser and the Sub-Adviser at that time. From the time of the formation of the Sub-Adviser to the present, the same portfolio managers have continued to manage the Accounts as they have since the inception of the Composite.

Among other SEC staff guidance, the Registrant believes the inclusion of the prior related performance information in the Prospectus is consistent with the Nicholas-Applegate Mutual Funds letter (pub. avail. Aug. 6, 1996) and the GE Funds letter (pub. avail. Feb. 7, 1997).

In the Nicholas-Applegate Mutual Funds letter, the Staff granted relief to a fund that included in its prospectus performance information of accounts with substantially similar investment objectives, policies, and strategies managed by the fund’s investment adviser, provided that the information is not presented in a misleading manner and does not obscure or impede the understanding of information that is required to be included in the prospectus. The Registrant believes that the presentation is of the performance information for the Composite is consistent with the Staff’s guidance in the Nicholas-Applegate Mutual Funds letter.

In the GE Funds letter, the Staff granted no-action relief to a fund that, in accordance with the Staff’s position in Nicholas Applegate, intended to include in its prospectus information regarding the performance of accounts managed by its investment adviser or an affiliate of its investment adviser, where the portfolio managers responsible for the investment operations of each entity were virtually identical. Because the portfolio managers responsible for the management of the Accounts throughout the relevant time period are the same, the Registrant believes that the inclusion of the performance information of the Composite in the Prospectus is consistent with Staff’s guidance in the GE Funds letter.

The Trust has revised the relevant disclosure as follows:

“Related Performance Information for Substantially Similar Accounts
The Fund is newly organized and has no performance record of its own. The following table sets forth historical composite performance information for all accounts (each an “Account”) managed by the Adviser or Sub-Adviser on a discretionary basis with investment objectives, policies and strategies substantially similar to those of the Fund (the “Composite”). The Accounts were managed by the Adviser beginning on July 1, 2015. Since June 18, 2020, the Sub-Adviser has been responsible for the management of the Accounts. The portfolio managers of the Fund, as disclosed in the Prospectus, have managed each of the Accounts since the inception of such Account and they continue to do so as of the date of this Prospectus.

Performance data for the Composite is provided to illustrate the past performance of the Adviser and the Sub-Adviser in managing substantially similar accounts as measured against the specified market index and does not represent the performance of the Fund. The Accounts are separate and distinct from the Fund. Performance data for the Composite is not intended as a substitute for the Fund’s performance and should not be considered a prediction of the future performance of the Fund, the Adviser or the Sub-Adviser.

All returns are presented net of all fees and expenses applicable to each Account, including investment advisory fees, brokerage commissions, and execution costs paid by the Accounts without provision for federal or state income taxes. The performance for each Account does not reflect any sales loads or placement fees, as no such sales loads or placement fees applied to the Accounts. The Accounts are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed by the federal securities and tax laws applicable to the Fund. Consequently, the performance results for the Accounts could have been adversely affected if the Accounts were subject to the same federal securities and tax laws as the Fund.

The fees and expenses were slightly less than what is estimated for the Fund; therefore, if the Account had the Fund’s estimated expense structure, the performance results of the Account during that time period would have been lower.

The performance data below is for the Composite and is not the performance results of the Fund.

Prior performance of the Account is not indicative of the Fund’s future performance.”

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We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (402) 926-8068.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Joseph M. Destache
Joseph M. Destache
Secretary